

May 11, 2006

<u>**Via US Mail and Facsimile**</u>

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

Re: Sibling Entertainment Group, Inc.
Form 10-KSB for the Year Ended June 30, 2005
Form 10-QSB for the Quarterly Period Ended September 30, 2005
Commission File Number: 333-60958

Dear Mr. Cardwell:

    We have reviewed your April 1, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-K for the Year Ended June 30, 2005

<u>Note 3 – Related Party Transactions, page F-11</u>

1. We note from your response to our previous comment 7 that OATS closed in October, 2005, and that no entity for the Broadway production has yet been formed. Although you expect to be a part of such entity should it be formed, it is unclear how you have performed the required impairment test under SFAS 144 as the closing of OATS in the second quarter of fiscal 2006 should be considered an indication impairment might exist. Specifically, it is unclear how you have estimated future undiscounted cash flows if no entity for the future Broadway production had been

formed. As such, please provide us with a brief summary of the results of the required impairment test. This summary should include the assumptions used and how such assumptions were derived.   Your financial statements and related disclosure should be revised to include a discussion of the testing process and the financial statement impact of such impairment test at the date the test should have taken place.

2. Further, you appear to have no consistent and rational policy for assessing the impairment of your options, investments and related receivables. Your current methodology appears to consist of retaining the intangible asset at its full value for indefinite periods of time and regardless of the experience history of the associated production. If our understanding is correct, your policy does not appear to comply with GAAP. As a related matter, provide objectively verifiable support for your apparent conclusion that the $2,500 investment in Newsical the Musical is fully recoverable.   The direct write-off method (i.e. the assumption that impairment can only be determined or estimated upon receipt of the "final accounting") is not consistent with GAAP. We assume that, in addition to your write-off of the $3,750 in production loans associated with that show, you have not yet received cash payment of the $20,000 theater operating expense loan from DCT. If our assumption is not correct, please advise.

3. You appear to have capitalized certain "reimbursable" costs, even in the apparent absence of any contractual right to be reimbursed by an identifiable entity that currently exists and that can demonstrate adequate financing with which to do so. Please identify and explain your specific basis in GAAP for this accounting treatment. We may have further comments upon review of your response.

Note 5 – Investment in Related Company Stock, page F-12

4. Refer to your response to our prior comment 10. In view of the relative significance of your investment in SEI, please provide the disclosures specified in Item 310 (b) (2) (ii) of Regulation S-B and the disclosures required under paragraph 20 of APB 18 in your revised filing. We refer, in particular, to Items (a) and (d) thereunder, including footnote 13 to Item (a). Finally, please disclose, in dollar or percentage terms, the assets, liabilities and revenues that resulted from transactions with SEGI and from transactions with DCT.

5. Refer to the schedule on exhibit A. Between 12/31/04 and 3/31/2006, it appears that SEI sold just 99,000 shares to investors other than SEGI. These 99,000 shares were sold during the quarter ended 3/31/2005. Please confirm and indicate whether the purchasers of these shares were related parties or significant shareholders of SEI.

Note 6 – Investment in Options and Rights, page F-13

6. Refer to our previous comment 11 from our letter dated March 24, 2006 and to response 19 of your previous letter dated March 7, 2006. Please explain to us why you have used a beginning balance as of July 1, 2006 of $2,500 in your response to our comment 11 (March 24, 2006) when your response to our previous comment 19 as well as your balance sheet dated June 30, 2006 indicates a balance of $23,500. Please revise your disclosure to be presented in roll-forward format with footnoted explanations. That is, you should begin with your balance of $23,500 as of July 1, 2005 (or most recent quarterly or annual period, as appropriate), show any additions or subtractions with footnoted explanations, and come to an ending balance that agrees with the amount as presented on your balance sheet date for the current period.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

7. Refer to our previous comment 14. Supplementally explain to us the basis for your conclusion that the entire receivable from DCT should be considered a current asset. Your explanation should include when you expect to receive the outstanding amounts from DCT. Similar disclosures should be provided in your revised filings.

8. Refer to our previous comment 16. Please clarify here and in your revised filing, if true, that you and your officers and directors have no prior related party relationships, affiliations or other business dealings with "Greedy Falcon Productions." Alternatively please describe and quantify any prior relationships or activities. Please also clarify whether Greedy Falcon Productions is the name or alias of an individual or whether it is a business or a similar entity.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief